

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note	32051GZ73	Senior	Var-Act/360	292,339,310.04	5.119380	3,444,155.35	1,247,163.35	4,691,318.70	0.00	288,895,154.69	0.00
EQ INT		Residual	Var-Act/360	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals				292,339,310.04		3,444,155.35	1,247,163.35	4,691,318.70	0.00	288,895,154.69	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	292,339,310.04	3,444,155.35	3,444,155.35	0.00	288,895,154.69	0.96362626647
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	292,339,310.04	3,444,155.35	3,444,155.35	0.00	288,895,154.69	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
          212-815-3235
Associate: William Herrmann
          212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Interest Carryforward Amount	Deferred Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Interest Carryforward After Dist.	Net Rate Carryover After Dist.
Note	292,339,310.04	5.119380	1,247,163.35	0.00	0.00	1,247,163.35	0.00	0.00	1,247,163.35	0.00	0.00
EQ INT	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	292,339,310.04		1,247,163.35	0.00	0.00	1,247,163.35	0.00	0.00	1,247,163.35	0.00	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	975.114443095 0.000000000	11.488176630 0.000000000	4.159984481 0.000000000	963.626266465 0.000000000	5.119380 0.000000
Totals		299,800,000.00	975.114443095	11.488176618	4.159984490	963.626266478	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Pool Level Data

Distribution Date		5/25/06
Cut-off Date		3/ 1/06
Record Date		4/28/06
Determination Date		5/18/06
Accrual Period 30/360	Begin	4/ 1/06
	End	5/ 1/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	4/25/06
	End	5/25/06
Number of Days in Actual Accrual Period		30

Interest Details on Classes	
One-Month Libor Rate	4.95938%
Available Funds Rate	6.82674%
Class A Coupon	5.11938%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details

Beginning Aggregate Loan Count	5,873
Ending Aggregate Loan Count	5,722
Beginning Pool Stated Principal Balance	292,342,787.50
Principal Collected	16,674,204.50
Draws	13,825,191.06
Charge Offs	0.00
Ending Pool Stated Principal Balance	289,493,774.06
Beginning Invested Amount	292,342,787.50
Ending Invested Amount	289,493,774.06



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Beginning Weighted Average Mortgage Rate	7.72266%
Beginning Weighted Average Net Mortgage Rate	7.21666%
Ending Weighted Average Mortgage Rate	7.70902%
Ending Weighted Average Net Mortgage Rate	7.20302%
Beginning Weighted Average Remaining Term to Maturity	232
Ending Weighted Average Remaining Term to Maturity	231

Collections

Interest Collections

Interest Collected	1,999,281.04
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,999,281.04
Less: Servicer Fee	121,809.49
Total Net Interest Collections	1,877,471.55

Principal

Principal Collected	16,674,204.50
Other amounts allocated to Principal	0.00
Total Principal Collections	16,674,204.50

Investor Amounts

Beginning Investor Amount	292,342,787.50
Floating Allocation Percentage	100.000%
Net Interest Collections	1,877,471.55
Invested Interest Collections	1,877,471.55
Principal Collections	16,674,204.50
Principal Draws	13,825,191.06
Investor Principal Distribution Amount	2,849,013.44
Investor Charge Offs	0.00
Ending Investor Amount	289,493,774.06
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Distribution Account	
Beginning Balance	0.00
Deposits	
Available Funds	4,726,484.99
Other Deposits Required by the SSA	0.00
Total Deposits	4,726,484.99
Withdrawals	
To the Trustee, the Trustee Fee	1,461.71
To the Insureer, the Premium	33,704.57
To the Classes, Principal and Interest	4,691,318.70
Total Withdrawals	4,726,484.99
Ending Balance	0.00

Fees of the Trust	
Gross Master Servicing Fee	121,809.49
Net Master Servicing Fee	121,809.49
Trustee Fee	1,461.71
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	33,704.57
Total Net Loan Fees	156,975.78

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.000%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
               212-815-3235
Associate: William Herrmann
               212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	YES

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.148%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount

Step-Down Date	NO
Step-Down Test Satisfied	YES
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07

OC Details

Specified OC	5,696,266.07
Excess Spread	595,141.91
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	598,619.37
Ending OC Deficiency	5,097,646.70

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%

	Foreclosure				Bankruptcy				REO			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	0.00
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Group	Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss
Group I	N/A			

Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		5.0	0	0.000	0.00	0.000
5.0	-	5.5	0	0.000	0.00	0.000
5.5	-	6.0	0	0.000	0.00	0.000
6.0	-	6.5	0	0.000	0.00	0.000
6.5	-	7.0	274	4.682	18,134,156.60	6.264
7.0	-	7.5	2228	38.072	111,925,603.28	38.663
7.5	-	8.0	1127	19.258	80,818,465.31	27.917
8.0	-	8.5	1178	20.130	41,391,992.97	14.298
8.5	-	9.0	358	6.118	12,532,777.44	4.329
9.0	-	9.5	402	6.869	13,603,445.28	4.699
9.5	-	10.0	127	2.170	5,711,159.74	1.973
10.0	-	10.5	96	1.640	3,523,903.37	1.217
10.5	-	11.0	18	0.308	712,051.80	0.246
11.0	-	11.5	37	0.632	969,757.64	0.335
11.5	-	12.0	5	0.085	104,699.35	0.036
12.0	-	12.5	1	0.017	11,924.30	0.004
>		12.5	1	0.017	53,836.98	0.019
Wgt Ave / Total:			**5852**	**100.000**	**289,493,774.06**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		120	0	0.000	0.00	0.000
120	-	180	4	0.068	60,231.19	0.021
180	-	300	5843	99.846	289,133,554.44	99.876
300	-	360	5	0.085	299,988.43	0.104
>		360	0	0.000	0.00	0.000
Wgt Ave / Total:			**5852**	**100.000**	**289,493,774.06**	**100.000**